Exhibit (a)(5)

For more information contact: Alex Wellins The Blueshirt Group 415-217-7722 alex@blueshirtgroup.com
Synaptics Announces Put Option for
0.75% Convertible Senior Subordinated Notes due 2024
Santa Clara, CA — October 28, 2009 — Synaptics Incorporated (Nasdaq: SYNA) (“Synaptics”), a leading developer of human interface solutions for mobile computing, communications, and entertainment devices, today announced that it is notifying holders of its outstanding 0.75% Convertible Senior Subordinated Notes due 2024 (CUSIP No. 87157DAA7 and 87157DAB5) (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Synaptics to purchase, on December 1, 2009, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to 100% of the aggregate principal amount of the Notes, plus any accrued and unpaid interest up to, but not including, December 1, 2009.
          Synaptics will pay for the purchase price for the Notes solely with cash. If all outstanding Notes are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price, including accrued and unpaid interest, will be approximately $65.5 million. Holders that do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to convert their Notes, subject to the terms, conditions, and adjustments applicable to the Notes.
          The opportunity to surrender Notes for purchase pursuant to the Put Option will terminate at 5:00 p.m., New York City time, on November 27, 2009. In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on November 30, 2009.
          Synaptics will file a Tender Offer Statement on Schedule TO for the Notes with the Securities and Exchange Commission. In addition, documents specifying the terms, conditions, and procedures for surrendering and withdrawing Notes for purchase, including the notices to holders, will be available through The Depository Trust Company and the paying agent, which is American Stock Transfer & Trust Company. Neither Synaptics nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Notes.
          Questions regarding the Put Option may be directed to American Stock Transfer & Trust Company at (718) 921-8317.
          This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
About Synaptics Incorporated
          Synaptics is a leading developer of human interface solutions for mobile computing, communications, and entertainment devices. The Company creates interface solutions for a variety of devices including notebook PCs, PC peripherals, digital music players, and mobile phones. The TouchPad (TM), Synaptics’ flagship product, is integrated into a majority of today’s notebook computers. Consumer electronics and computing manufacturers use Synaptics’ solutions to enrich the interaction between humans and intelligent devices through improved usability, functionality, and industrial design. The Company is headquartered in Santa Clara, California. www.synaptics.com
NOTE: Synaptics, TouchPad, and the Synaptics logo are trademarks of Synaptics in the United States and/or other countries.
Forward Looking Statements for Synaptics Incorporated
          The statements contained in this report that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future, whether or not those words are used. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2010 and thereafter; technological innovations; products or product development, including their performance, market position, and potential; our product development strategies; competitive factors; potential acquisitions or strategic alliances; the success of particular product or marketing programs; the amounts of revenue generated as a result of sales to significant customers; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Additional information on these and other risk factors that could potentially affect the Company’s financial results may be found in documents filed by the Company with the Securities and Exchange Commission, including the Company’s current reports on Form 8-K, quarterly reports on Form 10-Q, and its latest annual report on Form 10-K.